Filed by Leesport Financial Corp.
(Commission File No. 0-14555)
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Madison Bancshares Group, Ltd.
Commission File No. (None)

For Immediate Release

 Leesport Financial Corp to Acquire Madison Bancshares

4/16/04 Wyomissing, PA. . . Leesport Financial Corp ($622 million assets), parent company of Leesport Bank, Essick & Barr, LLC and Leesport Wealth Management, LLC has agreed to acquire Blue Bell-based Madison Bancshares Group, Ltd, ($210 million assets) parent company of Madison Bank and Philadelphia Financial Mortgage Co., in a merger transaction.

Madison Bank operates 10 financial centers in Montgomery, Bucks, Delaware and Philadelphia counties and a residential mortgage origination office in Lancaster, PA. Upon completion of the merger, Madison Bank will retain its name and operate as a division of Leesport Bank. Vito A. DeLisi, President and Chief Executive Officer of Madison will become President of the Madison Bank Division of Leesport Bank. Mr. DeLisi along with two other directors proposed by Madison will be appointed to the Board of Directors of Leesport Financial.

"This is a key strategic acquisition for us," stated Raymond H. Melcher, Jr., Chairman, President and Chief Executive Officer, Leesport Financial. "Madison Bank is especially attractive to us because of their excellent history of serving small to mid-sized businesses. Their 10 office branch network gives us an outstanding platform to serve the people of Montgomery and neighboring counties. Also, their high-performing residential mortgage company, Philadelphia Financial, will help us take our already successful mortgage lending operation to a higher level."

Added Mr. Melcher,"This partnership is an exciting one for our shareholders, customers, and employees of both companies and will be an excellent complement to Leesport's 2002 acquisition of our Montgomery County, Blue Bell-based insurance agency, The Boothby Group."

"Madison Bank customers will now have access to employee benefit plans and personal and commercial insurance through Leesport's Insurance Division and our commercial banking customers will benefit from a higher lending limit and expanded cash management services," stated Mr. DeLisi. "Our customers will benefit from expanded branch and ATM availability," he added.

Leesport Financial Corp.

Leesport Bank

Leesport Realty Solutions

Leesport Wealth Management, LLC

Essick & Barr, LLC
        •    Essick & Barr Insurance
        •    The Boothby Group
        •    CrosStates Insurance

Leesport Mortgage LLC

For additional
information, contact:

 Raymond H. Melcher, Jr.
Chairman, President & Chief Executive Officer 610-478-9922, ext. 212

 Nasdaq—FLPB

This release may contain forward-looking statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond the Company's control. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

Under the terms of the merger agreement, Madison shareholders will be entitled to receive 0.6028 shares of Leesport common stock for each share of Madison common stock. Outstanding options and warrants to purchase shares of Madison common stock will be converted into cash. This transaction is expected to be accretive to Leesport's earnings per share by the end of the first year of combined operations. The combined assets of Leesport and Madison based on both companies' assets at 3/31/04 will be approximately $830 million.

"When we started Madison Bank 10 years ago, we had a goal of building shareholder value for our investors who had faith in us. I'm proud of now being able to reward our shareholders for their support while also providing our employees with expanded career opportunities and our customers with added products and services ", added Peter DePaul, Chairman Madison Bancshares.

The definitive agreement has been approved unanimously by the Boards of Directors of both companies. The transaction is subject to all required regulatory approvals and approvals by Madison and Leesport shareholders. The transaction is anticipated to close in the fourth quarter of 2004.

A conference call is scheduled for Tuesday, April 20, 2004 at 9:00 a.m. with Mr. Melcher to discuss this transaction. To participate, dial 888-423-3275. An electronic presentation can be accessed beginning Monday, April 19, at 12:00pm Eastern time, at www.leesportfc.com/investor relations to serve as a reference and summary of the live call. Questions can be emailed to Madison@leesportfc.com up to Tuesday, April 20 at 8:00 a.m. The conference call can be accessed up to 90 days on our web site at www.leesportfc.com/investor relations.

Leesport Financial will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments to those documents, because they contain (or will contain) important information.

Investors are able to obtain those documents free of charge at the SEC's website (http://sec.gov). In addition, documents filed with the SEC by Leesport Financial can be obtained, without charge, by directing a request to Leesport Financial Corp., 1240 Broadcasting Road, PO Box 6219, Wyomissing PA 19610, Attention: Jenette Eck, Corporate Secretary (tel: 610-208-0966). INVESTORS ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Leesport Financial Corp. is a diversified financial services company headquartered in Wyomissing, PA, offering banking, insurance (Insurance products offered through Essick & Barr, LLC), investments (Securities offered through SunAmerica Securities, Inc., a registered independent broker/dealer, member NASD/SIPC), wealth management, trust services, and title insurance services throughout Southeastern Pennsylvania.